SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

American Capital Mortgage Investment Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02504A 10 4

(CUSIP Number)

Samuel A. Flax

Executive Vice President, General Counsel,

Chief Compliance Officer and Secretary

American Capital, Ltd.

2 Bethesda Metro Center, 14th Floor

Bethesda, Maryland 20814

(301) 951-6122

(Name, address and telephone number of person authorized to receive notices and communications)

August 9, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(CONTINUED ON FOLLOWING PAGES)

CUSIP No. 02504A 10 4	(PAGE 2 OF 7)

1	NAME OF REPORTING PERSON American Capital, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER: 2,000,100
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 2,000,100
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,000,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 02504A 10 4	(PAGE 3 OF 7)

ITEM 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of American Capital Mortgage Investment Corp., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2 Bethesda Metro Center, 14th Floor, Bethesda, Maryland 20814.

ITEM 2.	Identity and Background

American Capital, Ltd.

(a)-(e) American Capital, Ltd., a Delaware corporation (“ACAS”), is a publicly-traded private equity fund and alternative asset manager. ACAS’s principal executive offices are located at 2 Bethesda Metro Center, 14th Floor, Bethesda, Maryland 20814. During the last five years, ACAS (i) has not been convicted in any criminal proceeding and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Directors and Executive Officers of American Capital, Ltd.

(a) The name of each director and executive officer of ACAS is listed on Schedule A to this Schedule 13D and is incorporated by reference herein.

(b) The business address of each director and executive officer of ACAS is c/o American Capital, Ltd., 2 Bethesda Metro Center, 14th Floor, Bethesda, Maryland 20814.

(c) The present principal occupation or employment of each director and executive officer of ACAS is listed on Schedule A to this Schedule 13D and is incorporated by reference herein.

(d)-(e) To the best knowledge of ACAS, during the last five years, none of the directors or executive officers of ACAS (a) has been convicted in any criminal proceeding or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each director and executive officer of ACAS is a citizen of the United States.

CUSIP No. 02504A 10 4	(PAGE 4 OF 7)

ITEM 3.	Source and Amount of Funds or Other Consideration

ACAS used $40,000,000 of its working capital in order to purchase 2,000,000 shares of Common Stock for an aggregate purchase price of $40,000,000 on August 9, 2011. ACAS used $1,000 of its working capital to purchase 100 shares of Common Stock in March 2011.

To the best knowledge of ACAS, this Item 3 is not applicable to any of the directors or executive officers of ACAS because none of them has purchased, or currently intends to purchase, any shares of Common Stock.

ITEM 4.	Purpose of Transaction

Pursuant to the terms a Stock Purchase Agreement, dated as of August 3, 2011 (the “Stock Purchase Agreement”), between the Issuer and ACAS, ACAS agreed to purchase 2,000,000 shares of Common Stock at $20.00 per share, subject to and concurrently with the completion of the Issuer’s initial public offering of the Common Stock (the “IPO”). On August 9, 2011, the Issuer sold (i) 8,000,000 shares of Common Stock at $20.00 per share in the IPO, and (ii) 2,000,000 shares of Common Stock at $20.00 per share to ACAS. ACAS acquired these 2,000,000 shares of Common Stock with an investment intent and not with a view to distribute these shares.

On August 9, 2011, the Issuer and ACAS also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with respect to the shares of Common Stock owned by ACAS upon completion of the IPO. Pursuant to the Registration Rights Agreement, the Issuer granted ACAS (i) unlimited demand registration rights to have these shares registered for resale and (ii) the right to “piggy-back” these shares in registration statements that the Issuer might file in connection with any future public offering so long as the Issuer retains American Capital MTGE Management, LLC as its manager pursuant to the Management Agreement (as described below). These registration rights will begin to apply 365 days and 180 days, respectively, after August 3, 2011.

CUSIP No. 02504A 10 4	(PAGE 5 OF 7)

The Issuer and American Capital MTGE Management, LLC, an indirect subsidiary of a wholly-owned portfolio company of ACAS (the “Manager”) entered into the Management Agreement on August 9, 2011 (the “Management Agreement”), pursuant to which the Manager manages the business and operations of the Issuer in exchange for a monthly base management fee and the reimbursement of certain expenses. The Management Agreement has an initial term expiring on August 9, 2014. The Management Agreement is automatically renewable for one-year terms after its initial term unless terminated by either the Issuer or the Manager. Because neither the Issuer nor the Manager have any employees or separate facilities, on August 9, 2011, the Manager, American Capital Mortgage Management, LLC (“ACMM”) and ACAS entered into an Administrative Services Agreement (the “Administrative Services Agreement”) pursuant to which (i) ACAS and ACMM provide the Manager with the personnel, services and resources necessary for the Manager to perform its obligations and responsibilities under the Management Agreement, (ii) certain members of ACAS’s senior management serve as officers of the Manager and the Issuer, and (iii) ACAS and ACMM are required to provide the Manager with the services of their employees such that the Manager may provide the Issuer with a chief executive officer, chief financial officer and one or more chief investment officers pursuant to the terms of the Management Agreement. Reference is made to Schedule A to this Schedule 13D for the name of each executive officer of ACAS who serves as an executive officer of the Issuer. If either the Issuer or the Manager elects to terminate the Management Agreement pursuant to its terms, the Administrative Services Agreement would likewise be terminated. Neither ACAS, ACMM nor the Manager may terminate the Administrative Services Agreement unless the Management Agreement has been terminated pursuant to its terms. Pursuant to the Administrative Services Agreement, ACAS and ACMM may assign their rights and obligations thereunder to any affiliate of ACAS, including American Capital, LLC, the parent company of ACMM.

Other than as described above, ACAS does not have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

CUSIP No. 02504A 10 4	(PAGE 6 OF 7)

ITEM 5.	Interest in Securities of the Issuer

(a)-(b) As of August 9, 2011 and the date hereof, ACAS held 2,000,100 shares of Common Stock, which represents 20% of the number of outstanding shares of Common Stock outstanding on August 9, 2011 and the date hereof. ACAS has the sole power to vote, and to dispose of, all such shares of Common Stock.

(c) During the sixty (60) days preceding August 9, 2011 and the date hereof, ACAS did not purchase or otherwise acquire any shares of Common Stock other than the 2,000,000 shares of Common Stock it acquired pursuant to the Stock Purchase Agreement.

(d) No person other than ACAS is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e) Not applicable.

To the best knowledge of ACAS, this Item 5 is not applicable to any of the directors or executive officers of ACAS.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships among ACAS and any of the directors or executive officers of ACAS, or between any of such persons and any other person, with respect to any securities of the Issuer other than the Stock Purchase Agreement and the Registration Rights Agreement, each of which is described in Item 4 of this Schedule 13D.

ITEM 7.	Material to Be Filed as Exhibits

99.1	Stock Purchase Agreement, dated as of August 3, 2011, between the Issuer and ACAS

99.2	Registration Rights Agreement, dated as of August 9, 2011, between the Issuer and ACAS

99.3	Management Agreement, dated as of August 9, 2011, between the Issuer and the Manager

CUSIP No. 02504A 10 4	(PAGE 7 OF 7)

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 15, 2011

AMERICAN CAPITAL, LTD.

By:	/s/ Samuel A. Flax
Name:	Samuel A. Flax
Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

Schedule A

Directors and Executive Officers of ACAS

ACAS Directors	Principal Occupation

Malon Wilkus	Chief Executive Officer and Chairman of the Board of Directors American Capital, Ltd.*, **

Mary C. Baskin	Managing Director Ansley Consulting Group

Neil M. Hahl	General Business Consultant

Philip R. Harper	Chairman US Investigations Services, Inc.

John A. Koskinen	Non-Executive Chairman Freddie Mac

Stan Lundine	Retired

Kenneth D. Peterson, Jr.	Chief Executive Officer Columbia Ventures Corporation

Alvin N. Puryear	Management Consultant*

Executive Officers	Principal Occupation

Malon Wilkus	Chief Executive Officer and Chairman of the Board of Directors American Capital, Ltd.*, **

John R. Erickson	President, Structured Finance and Chief Financial Officer American Capital, Ltd.*, **

Gordon J. O’Brien	President, Speciality Finance and Operations American Capital, Ltd.

Ira J. Wagner	President, European Private Finance and Chief Operating Officer American Capital, Ltd.

Samuel A. Flax	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary American Capital, Ltd.**

Roland H. Cline	Senior Managing Director American Capital, Ltd.

Brian S. Graff	Senior Managing Director American Capital, Ltd.

Darin R. Winn	Senior Managing Director American Capital, Ltd.

*	Also serves as a director of the Issuer.
**	Also serves as an executive officer of the Issuer.